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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: October 31, 2018 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-36018
CUSIP NUMBER 05501X100

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Azure Midstream Partners, LP
Full Name of Registrant

N/A
Former Name if Applicable

12377 Merit Drive, Suite 300
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75251
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K of Azure Midstream Partners, LP (the “Partnership”) for the year ended December 31, 2015, could not be filed with the Securities and Exchange Commission within the prescribed time period without unreasonable effort or expense because the Partnership has been seeking an amendment to its credit facility.  Until an amendment to the credit facility is finalized and executed, the Partnership will be unable to complete an assessment of its liquidity and how the absence of the amendment would impact the Partnership’s evaluation of its ability to continue as a going concern, in each case without unreasonable effort or expense.

The Partnership is a party to a credit facility, which, as of March 15, 2016, had borrowing capacity of $238.0 million with total borrowings of $231.7 million.  While the Partnership expects to be in compliance with all of its financial covenants under its credit facility as of December 31, 2015, the Partnership anticipates that, due to the continuation of adverse industry conditions, it could exceed the permitted ratio of debt to adjusted EBITDA contained in its credit facility as early as the end of the first quarter of 2016.  Upon any such default under the credit facility, indebtedness under the credit facility could, after the expiration of any grace period and at the election of a majority of the lenders under the credit facility, be accelerated and become immediately due and payable. As a result of this potential default and acceleration, the Partnership’s independent registered public accounting firm has informed us that absent a waiver or amendment under the credit facility, its report on the Partnership’s consolidated financial statements to be included in the Partnership’s annual report on Form 10-K will include an explanatory paragraph to the effect that these conditions raise substantial doubt about the Partnership’s ability to continue as a going concern for a reasonable period of time.

The credit facility states that the receipt of a going concern explanatory paragraph in the audit report on the Partnership’s consolidated financial statements is considered an event of default. As a result of the inclusion of this explanatory paragraph, absent an amendment or waiver, the Partnership will not be in compliance with its credit facility upon the filing of its Form 10-K, which could also result in acceleration of the Partnership’s obligations under the credit facility.

The Partnership is currently working with its lenders to waive or eliminate the requirement in the credit facility which states that the receipt of an audit report with a going concern explanatory paragraph is considered an event of default.  Likewise, the Partnership continues to pursue options to address the potential covenant violation that may occur as early as the end of the first quarter of 2016.  As previously announced, the Partnership continues to pursue options to strengthen its balance sheet.  These options include potential equity restructuring, capital raise and strategic alternatives that will provide visibility into stabilizing future distributions and providing excess liquidity to the Partnership.

The concerns regarding the Partnership’s compliance with the covenants under its debt agreements, potential defaults and events of default resulting from the going concern not being resolved has resulted in the Partnership being unable to file its 2015 Annual Report on Form 10-K for the fiscal year ended December 31, 2015 within the prescribed time period without unreasonable effort or expense.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Stephen C. Sullivan	518	587-5995
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Azure Midstream Partners, LP

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 15, 2016	By	/s/ Amanda Bush
Chief Financial Officer
Azure Midstream Partners GP, LLC
(the general partner of Azure Midstream Partners, LP)